

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

March 2, 2017

Mr. James Heppelmann
Chief Executive Officer
PTC, Inc.
140 Kendrick Street
Needham, MA 02494

> **Re: PTC Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2016**
> **Filed November 18, 2016**
> **File No. 000-18059**

Dear Mr. Heppelmann:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 34

1.   We note that although you had $582 million undrawn on your credit facility, only approximately $40 million was available for borrowing due to covenant limitations. Please explain further the covenants that limit your borrowing capacity and tell us what consideration you have given to providing additional detail regarding such covenants. Also, tell us whether similar limitations existed at December 31, 2016 and your consideration to include a discussion of available credit, if limited in your Form 10-Q disclosures. Refer to Item 303(a)(1) of Regulation S-K and Section IV.C of SEC Release 33-8350.

Item 15. Exhibits and Financial Statement Schedules

Consolidated Statements of Operations, page F-43

2.   Your subscription revenue line item appears to include both product (i.e., term licenses) and service arrangements (i.e., cloud services).   Also, your cost of software revenue includes the cost of support services, subscription service arrangements, subscription product arrangements and perpetual license revenues. Please tell how you considered Rule 5-03(b)(1) and (2) of Regulation S-X to separately present product and service revenues and their related costs on the face of your consolidated statement of operations.

3.   Also, please consider renaming the "total recurring software revenue" and "total software revenue" line items to more appropriately reflect the inclusion of both software and service revenues in these amounts.

Notes to Consolidated Financial Statements

Note B. Summary of Significant Accounting Policies

Subscription, page F-9

4.   We note that VSOE of fair value for subscription-based licenses is established through use of a substantive renewal clause within the customer contract, and VSOE for cloud service arrangements accounted for under ASC 985-605 is established through a substantive stated renewal rate or stated contract overage rate. Please clarify the elements in a typical multiple-element arrangement for your subscription and cloud service arrangements.   Also, tell us how you determined that the contractually stated renewal provisions were substantive and tell us what percentage of your customers have actually renewed at such rates.

Note C. Restructuring Charges, page F-18

5.   Tell us how you considered the disclosure requirements of ASC 420-10-50-1(d) to disclose the total amount of restructuring charges expected to be incurred, the amount incurred for each period presented, and the cumulative amount incurred to date for each of your reportable segments.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Megan Akst, Senior Staff Accountant at (202) 551-3407 if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services